Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: SJW Group

Commission File No.: 1-08966

Subject Company: Connecticut Water Service, Inc.

Commission File No.: 0-08084

SJW STOCKHOLDERS: DO NOT TENDER YOUR SHARES INTO CAL WATER’S INFERIOR AND

HIGHLY-CONDITIONAL OFFER

Dear Fellow SJW Group Stockholders:

Consistent with our fiduciary duties, we have conducted a careful and thorough review of California Water Service Group’s (“Cal Water”) unsolicited tender offer to acquire all outstanding shares of SJW Group at a price of $68.25 per share in cash. Our unanimous recommendation is to REJECT this highly-conditional offer, the terms of which are no different than those in Cal Water’s recent unsolicited non-binding indication of interest that we previously carefully reviewed and rejected.

CAL WATER OFFERS NOTHING NEW – JUST THE SAME OLD, REPACKAGED TERMS WE’VE DETERMINED

FOR A SECOND TIME ARE INFERIOR

What Cal Water calls a ‘common sense combination’ is just the same inferior, uncertain, and non-binding indication of interest we’ve seen before, dressed up as a tender offer, but every bit as conditional, with a lengthy and uncertain timeline to close and the risk of significant tax consequences for our stockholders.

The tender offer is explicitly conditioned on the SJW Board’s approval of the offer under the Delaware anti-takeover statute or Cal Water otherwise being satisfied that the Delaware anti-takeover statute is inapplicable, which means that Cal Water cannot realistically succeed with its illusory tender offer and takeover without the approval of our Board. What’s more, it cannot possibly be described as ‘binding’ since it can be withdrawn by Cal Water at any time.

CAL WATER’S CREDIT DESTRUCTIVE OFFER VS. OUR CREDIT ENHANCING MERGER

Just like its prior proposal, Cal Water’s tender offer and hostile takeover – if consummated – could cause a credit rating downgrade that would impact San Jose Water Company’s cost of capital and corresponding ability to invest in its operations and customer service. In fact, S&P Global Ratings shares this concern, recently lowering its rating outlook on SJW Group’s San Jose Water Company on June 12, 2018, noting that the reduced outlook “incorporates the potential that [SJW Group] could be acquired by [Cal Water] in a manner that results in greater use of leverage.”

These new ratings, which result directly from Cal Water’s decision to launch its hostile, unsolicited tender offer, are in direct contrast with S&P Global Ratings’ favorable perspective this past March about the positive impact our proposed merger of equals with Connecticut Water Service, Inc. (“Connecticut Water”) would have on San Jose Water Company’s credit rating. In the March report, S&P Global Ratings stated that it expects “the additional regulatory diversity and scale for the newly combined entity to improve the consolidated group credit profile if the merger is completed.”

DO NOTHING NOW BUT WAIT FOR THE GREEN PROXY CARD TO SUPPORT OUR VALUE-ACCRETIVE

TRANSACTION WITH CONNECTICUT WATER

We believe that Cal Water’s tender offer, in addition to being inadequate in its own right, would deny SJW Group’s stockholders the opportunity to share in the benefits expected to result from SJW Group’s signed, definitive and value-accretive merger agreement with Connecticut Water. We believe our transaction with Connecticut Water will deliver significant immediate and long-term value to SJW Group’s stockholders in the form of continued, robust dividends and potential share price appreciation.

We will soon be sending you a proxy statement describing the strategic merits of what we consider to be our superior merger with Connecticut Water along with a GREEN proxy card. You should read these materials carefully. We urge you to vote on the GREEN card FOR all proposals related to our merger with Connecticut Water.

The reasons for our recommendation to reject Cal Water’s tender offer are set forth in more detail in a solicitation/recommendation statement on Schedule 14D-9, which was filed with the Securities and Exchange Commission (“SEC”) and is included in this mailing to you.

Sincerely,

The SJW Board of Directors

Copies of the Schedule 14D-9 and solicitation/recommendation statement are available on the SEC’s website at www.sec.gov and on the Company’s website at www.sjwgroup.com. If you have any questions please contact our proxy solicitors:

Georgeson LLC

866-357-4029, SJW@Georgeson.com

* * *

Forward Looking Statements

This document contains forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the proposed business combination transaction between SJW Group and Connecticut Water Service, Inc. (“Connecticut Water”) may not be satisfied or waived, including the risk that required approvals from the security holders of each party to the proposed transaction are not obtained; (2) the risk that the regulatory approvals required for the proposed transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the proposed transaction; (6) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the proposed transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the registration statement on Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in its filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018, and Connecticut Water’s overall business and financial condition, including those more fully described in its filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements except as required by law.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In response to the tender offer for all the outstanding shares of common stock of SJW Group commenced by California Water Service Group (“California Water”) through its wholly owned subsidiary, Waltz Acquisition Sub, Inc., SJW Group has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and shareholders of SJW Group are urged to read the solicitation/recommendation statement on Schedule 14D-9 and other documents that are filed or will be filed with the SEC carefully and in their entirety because they contain important information. Investors and shareholders of SJW Group may obtain a copy of these documents free of charge at the SEC’s website at www.sec.gov. These materials are also available free of charge at SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. In addition, copies of these materials may be requested from SJW Group’s information agent, Georgeson LLC, toll-free at (866) 357-4029.

ADDITIONAL IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between SJW Group and Connecticut Water, on April 25, 2018, SJW Group filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. These materials are not yet final and may be amended. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, registration statement on Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. Investors and shareholders of SJW Group and Connecticut Water are urged to read the registration statement on Form S-4, the joint proxy statement/prospectus and all other relevant documents that are filed or will be filed with the SEC, as well as any amendments or supplements to these documents, carefully and in their entirety because they contain or will contain important information about the proposed transaction and related matters. Investors and shareholders of SJW Group and Connecticut Water may obtain free copies of the registration statement on Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water are available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water. These documents are available free of charge from the sources indicated above.